

Q4 2018 SUPPLEMENTAL

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS AND RISK FACTORS:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2018. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year ended December 31, 2018.

COVER: Bickford of Scioto, operated by Bickford Senior Living in Columbus, OH

■ **NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI),** is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.



HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend



Excludes properties held for sale

AS OF FEB 19, 2019

151	SENIOR HOUSING
76	SKILLED NURSING
3	HOSPITAL
2	MEDICAL OFFICE

| **232** PROPERTIES | **35** OPERATING PARTNERS | **33** STATES |



PARTNERS[1]

- 1% SMALL
- 14% NHC
- 9% ENSIGN
- 2% BROOKDALE
- 1% ACADIA
- 1% QUORUM
- 14% HOLIDAY
- 2% LCS
- 18% BICKFORD
- 15% SLC
- 4% HSM
- 3% CHANCELLOR
- 3% SLM
- 2% PRESTIGE
- 11% OTHER

ASSETS[1]

- 5% SENIOR LIVING CAMPUS
- 2%[2] OTHER INCOME
- 28% SKILLED
- 3% HOSPITAL & MOB
- 19% ENTRANCE FEE
- 15% INDEPENDENT LIVING
- 28% ASSISTED LIVING

| Regional 56% | Small 1% |
| Public 27% | National Private Chain 16% |

| Sr. Hsng. Need-Driven 33% | Medical 31% |
| Sr. Hsng. Discretionary 34% | |

[1]*Based on annualized cash revenue of $274,513,000 in place at December 31, 2018*
[2]*Other income consists primarily of revenue from non-mortgage notes receivable*

SUMMARY INFORMATION
(dollar and share amounts in thousands)

QUARTER ENDED / AS OF		Q4 2018		Q3 2018		Q2 2018		Q1 2018		Q4 2017
Balance Sheet Data										
Gross cost of real estate assets	$	2,818,365	$	2,807,389	$	2,803,950	$	2,683,685	$	2,665,903
Total assets		2,750,570		2,671,009		2,673,236		2,559,428		2,545,821
Total liabilities		1,360,857		1,307,609		1,311,864		1,239,547		1,223,704
Total stockholder's equity		1,389,713		1,363,400		1,361,372		1,319,881		1,322,117
Operating Data										
Total revenue[1]	$	73,995	$	74,915	$	72,956	$	72,746	$	71,083
Rental revenue - GAAP[1]		70,004		71,688		69,869		69,253		68,050
Straight-line rents		5,271		5,719		5,835		5,962		7,134
Rental revenue - Cash[1]		64,733		65,969		64,034		63,291		60,916
Adjusted EBITDA[2]		70,522		71,751		69,968		67,950		67,931
Interest expense[1]		12,847		12,374		12,220		11,614		11,185
General & administrative expense		2,818		2,793		2,765		4,170		3,075
Funds from operations per diluted common share		1.30		1.39		1.33		1.34		1.31
Normalized FFO per diluted common share		1.35		1.39		1.38		1.35		1.35
Normalized AFFO per diluted common share		1.27		1.28		1.26		1.22		1.21
Regular dividends declared per common share		1.00		1.00		1.00		1.00		0.95
Capitalization										
Common shares outstanding at end of each period		42,700		42,231		42,172		41,532		41,532
Market value of equity at end of each period	$	3,227,693	$	3,192,241	$	3,107,233	$	2,794,688	$	3,130,682
Total debt		1,281,675		1,220,135		1,225,720		1,160,226		1,145,497
Net debt		1,277,016		1,217,497		1,222,675		1,156,996		1,142,434
Total market capitalization, including net debt		4,504,709		4,409,738		4,329,908		3,951,684		4,273,116
Ratios										
Interest coverage ratio[1]		5.5x		5.8x		5.7x		5.9x		6.1x
Fixed charge coverage ratio		5.6x		6.0x		6.0x		6.3x		6.8x
Net debt to adjusted EBITDA (annualized)		4.5x		4.2x		4.3x		4.3x		4.2x
Dividend payout ratio for normalized FFO		74.1%		71.9%		72.5%		74.1%		70.4%
Dividend payout ratio for normalized AFFO		78.7%		78.1%		79.4%		82.0%		78.5%
Net debt as a percentage of market capitalization		28.3%		27.6%		28.2%		29.3%		26.7%
Secured debt as a percentage of net debt		11.0%		11.5%		11.5%		12.2%		12.4%
Portfolio Statistics										
Number of properties (includes mortgages)		232		230		229		220		218

[1]*Certain balances were reclassified to conform the presentation of prior periods to the current period.*
[2] *For all periods presented the calculation of EBITDA includes GAAP interest expense, which excludes amounts capitalized during the period.*

PERFORMANCE

Normalized FFO / Share (CAGR) NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2018 guidance and reported normalized FFO

Dividends Regular Special Expected



Total Return NHI MSCI US REIT Index S&P 500 TR Index



Dividends / Share (CAGR) NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2018 guidance and reported normalized FFO

General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- FOCUSED ON GROWING WITH OUR 35 OPERATING PARTNERS AND SELECT NEW CUSTOMERS
- DIVERSIFIED INVESTMENT PLAN EMPHASIZING PRIVATE PAY SENIOR HOUSING PROPERTIES
- EXPERIENCED OPERATORS WITH PROVEN RECORD OF QUALITY CARE AND VALUE CREATION

Investment History*
($ in millions)



Existing Relationship   New Relationship
10-Year Treasury   WACY

*Average age of properties acquired since 2011 is **18.1 years**; total portfolio average age is **23.8 years**

($, in 000's)	Asset Type	Investment Type	Units/ Buildings[1]	Location	Initial Yield	Total	Funded	Remaining
Recent Investments								
Q1 2019								
Holiday Retirement	IL/AL	Lease	232/1	FL	6.71%	38,000	(38,000)	—
Wingate Healthcare	SLC	Lease	267/1	MA	7.50%	52,200	(50,300)	1,900
						$ 90,200	$ (88,300)	$ 1,900
Q4 2018								
Life Care Services	EFC	Senior Note	466/1	AZ	7.25%	118,800	(76,653)	42,147
Life Care Services	EFC	Construction Loan	101/1	AZ	8.50%	61,200	(10,165)	51,035
Ignite Medical Resorts	SNF	Development Lease	144/1	WI	9.50%	25,350	(4,674)	20,676
Q3 2018								
Bickford Senior Living	SHO	Construction Loan	64/1	MI	9.00%	14,700	(2,978)	11,722
Q2 2018								
Bickford Senior Living	SHO	Lease	320/5	OH, PA	6.85%	69,750	(68,000)	1,750
Ensign Group	SNF	Lease	264/2	TX	8.10%	29,000[2]	(29,000)	—
Comfort Care	SHO	Lease	106/2	MI	8.10%	17,100	(17,100)	—
Q1 2018								
Ensign Group	SNF	Lease	121/1	TX	8.20%	14,404[2]	(14,404)	—
Bickford Senior Living	SHO	Construction Loan	60/1	VA	9.00%	14,000	(4,515)	9,485
						$ 364,304	$ (227,489)	$ 136,815
Q4 2017								
Discovery Senior Living	SHO	Lease	202/1	OK	7.00%	34,600	(34,600)	—
Navion Senior Solutions	SHO	Lease	32/1	NC	7.15%	8,200	(7,550)	650
Woodland Village	SHO	Expansion	44/1	WA	8.50%	7,100	(6,517)	583
Q3 2017								
Evolve Senior Living	SHO	Mortgage Note	40/1	NH	8.00%	10,000	(10,000)	—
Senior Living Communities	SHO	Renovation	N/A	Various	7.08%	6,830	(4,772)	2,058
Acadia Healthcare	HOSP	Land Lease	N/A	TN	7.00%	4,840	(4,840)	—
Q2 2017								
Bickford Senior Living	SHO	Lease	60/1	MI	7.25%	10,400	(10,400)	—
Q1 2017								
LaSalle Group	SHO	Lease	223/5	IL, TX	7.00%	61,865	(61,865)	—
Prestige Senior Living	SHO	Lease	102/1	OR	7.00%	26,200	(26,200)	—
Navion Senior Solutions	SHO	Lease	86/2	NC	7.35%	16,100	(16,100)	—
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	14,000	(11,931)	2,069
Ensign Group	SNF	Lease	126/1	TX	8.35%	13,846[2]	(13,846)	—
						$ 213,981	$ (208,621)	$ 5,360
Development Activity								
Life Care Services	EFC	Senior Note	220/1	WA	6.75%	$ 60,000	$ (57,939)	$ 2,061

[1] *Building count excludes renovations*
[2] *Excludes $1,250,000 contributed by Ensign Group*

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- LOW LEVERAGE BALANCE SHEET
- STAGGERED LONG-TERM DEBT MATURITIES
- TARGET 60/40 EQUITY/DEBT FUNDING MIX

Normalized FFO (per diluted share) **Dividend Payout**



Adjusted EBITDA



Normalized AFFO (per diluted share)



[1] *Updated to reflect reclassifications to conform prior period presentations to current period*
[2] *Annualized, see page 17 for reconciliation*
[3] *Mid-point of guidance range*

CAPITAL STRUCTURE

Fixed Charge Coverage





Revolver Liquidity



Net Debt to Adjusted EBITDA



($, in 000's)		Amount	Rate[2]	% of Total	Maturity[2]
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	44,226	4.04%	3.4%	18 years
Fannie Mae Mortgage Loans		96,044	3.94%	7.4%	7 years
Total Secured Debt		140,270			
Unsecured Debt					
Fixed Rate					
Term Loans		250,000	3.34%[3]	19.3%	4 years
Private Placement		400,000	4.16%	30.9%	5 years
Convertible Senior Notes		120,000	3.25%	9.3%	3 years
Variable Rate					
Term Loans		300,000	3.77%	23.2%	5 years
Revolving Credit Facility		84,000	3.92%	6.5%	4 years
Total Unsecured Debt		1,154,000			
Subtotal		1,294,270	3.88%	100.0%	
Note Discounts		(2,711)			
Unamortized Loan Costs		(9,884)			
Total Debt	$	1,281,675			

[1] *Excludes impact of unamortized discounts and loan costs*
[2] *Weighted average*
[3] *Fixed using derivative rate swaps, which mature in 2019 and 2020*

EBITDARM COVERAGE

Property Type Q3 '17 Q3 '18


10x
8x
6x
4x
2x
0x
1.22x
1.19x
2.49x
2.58x
2.11x
1.82x
4.79x
4.12x
1.65x
1.64x
SHO (131)
SNF (72)
HOSP (3)
MOB (2)
Total Portfolio (208)

Property Class Q3 '17 Q3 '18


5x
4x
3x
2x
1x
0x
1.19x
1.09x
1.19x
1.09x
1.26x
1.29x
1.92x
2.24x
2.49x
2.53x
1.59x
1.63x
Need Driven (94)
Need Driven excl. Bickford (48)
Discretionary (37)
Discretionary excl. SLC and Holiday (3)
Medical (77)
Medical excl NHC (35)

Major Tenants Q3 '17 Q3 '18


6x
5x
4x
3x
2x
1x
0x
3.61x
3.66x
1.26x
1.28x
1.20x
1.10x
1.16x
1.17x
NHC (42)
SLC (9)
Bickford1 (46)
Holiday2 (25)

(#) indicates number of properties

Full portfolio coverage of 1.64x; all charts based on trailing 12 months; excludes development and lease up properties in operation less than 24 months; excludes properties held for sale; includes pro forma cash rent for stabilized acquisitions in the portfolio less than 24 months; excludes results from SH Regency Leasing, LLC.

[1] The four Bickford development properties, excluded from same store, have a T12 EBITDARM coverage of 1.40x for the same reporting period, of which two are anticipated to roll into our same store reporting next quarter.

[2] Holiday EBITDARM coverage would be 1.25x adjusting for the impact of recent lease amendment (see 10-K filed February 19, 2019).

INDUSTRY PARTNERS

		Ownership	Market focus	% of Revenue[1]
Bickford	Bickford Senior Living manages or operates over 60 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	18%
SENIOR LIVING COMMUNITIES	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	15%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971, they are a privately held company and currently operate more than 250 facilities.	Private	SHO	14%
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	14%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG) provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	9%
HSM	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	4%
CHC CHANCELLOR HEALTH CARE, LLC	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 11 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serves over 750 seniors.	Private	SHO	3%
SLM Senior Living Management	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
Prestige Care, Inc. Prestige Senior Living, L.L.C.	Prestige Care and Prestige Senior Living operate a family of more than 80 senior care communities throughout the western United States. Founded in 1985, Prestige provides a comprehensive senior service experience offering assisted living, independent living, memory care, home health, skilled nursing and rehabilitation.	Private	SHO	2%
BROOKDALE SENIOR LIVING SOLUTIONS	Brookdale Senior Living (NYSE: BKD), the largest provider of assisted living and memory care in the United States, operates more than 800 senior housing communities.	Public	SHO	2%

[1] Based on annualized cash revenue of $274,513,000 for contracts in place at December 31, 2018

LEADERSHIP
INVESTING IN RELATIONSHIPS


Eric Mendelsohn
President & CEO


Kristin S. Gaines
Chief Credit Officer


Roger R. Hopkins
Chief Accounting Officer


Kevin Pascoe
Chief Investment Officer


John Spaid
EVP, Finance


Michelle Kelly
SVP, Investments


Colleen Schaller
Director, Investor Relations


Ron Reel
Controller

ANALYST COVERAGE

Chad Vanacore, Stifel, Nicolaus & Company
Dana Hambly, Stephens Inc.
Daniel Bernstein, Capital One Securities, Inc
Eric Fleming, Suntrust

John Kim, BMO Capital Markets
Jordan Sadler, Key Banc Capital Markets
Peter Martin, JMP Securities
Todd Stender, Wells Fargo

INVESTOR RELATIONS

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100



BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2018		December 31, 2017
Assets			
Real estate properties			
Land	$ 202,196	$	191,623
Buildings and improvements	2,599,526		2,471,602
Construction in progress	16,643		2,678
	2,818,365		2,665,903
Less accumulated depreciation	(451,483)		(380,202)
Real estate properties, net	2,366,822		2,285,701
Mortgage and other notes receivable, net	246,111		141,486
Cash and cash equivalents	4,659		3,063
Straight-line rent receivable	105,620		97,359
Other assets	27,298		18,212
Total Assets	$ 2,750,570	$	2,545,821
Liabilities and Stockholders' Equity			
Debt	$ 1,281,675	$	1,145,497
Accounts payable and accrued expenses	19,890		16,302
Dividends payable	42,700		39,456
Lease deposit liabilities	10,638		21,275
Deferred income	5,954		1,174
Total Liabilities	1,360,857		1,223,704
Commitments and Contingencies			
National Health Investors Stockholders' Equity:			
Common stock, $.01 par value; 60,000,000 shares authorized;			
42,700,411 and 41,532,154 shares issued and outstanding	427		415
Capital in excess of par value	1,369,919		1,289,919
Cumulative net income in excess of dividends	18,068		32,605
Accumulated other comprehensive income	1,299		(822)
Total Stockholders' Equity	1,389,713		1,322,117
Total Liabilities and Equity	$ 2,750,570	$	2,545,821

Certain balances were reclassified to conform the presentation of prior periods to the current period.

STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

Quarter Ended December 31,		2018		2017
Revenues				
Rental income	$	70,004	$	68,092
Interest income from mortgage and other notes		3,507		3,009
Investment income and other		484		(17)
		73,995		71,084
Expenses				
Depreciation		18,068		17,167
Interest, including amortization of debt discount and issuance costs		12,847		11,185
Legal		(396)		77
Franchise, excise and other taxes		309		157
General and administrative		2,818		3,075
Loan and realty losses		3,266		—
		36,912		31,661
Income before investment and other gains and losses		37,083		39,422
Loss on convertible note retirement		—		(1,624)
Net income	$	37,083	$	37,798
Weighted average common shares outstanding:				
Basic		42,351,443		41,532,130
Diluted		42,568,720		41,803,615
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.88	$	.91
Net income attributable to common stockholders - diluted	$	.87	$	.90

Certain balances were reclassified to conform the presentation of prior periods to the current period.

FFO, AFFO & FAD
(in thousands, except share and per share amounts)

Quarter Ended December 31,		2018		2017
Net income attributable to common stockholders	$	37,083	$	37,798
Elimination of certain non-cash items in net income:				
Depreciation		18,068		17,167
Funds from operations		55,151		54,965
Loss on convertible note retirement		—		1,624
Ineffective portion of cash flow hedges		—		(3)
Non-cash write-off of straight-line rent receivable		2,265		—
Note receivable recovery		(50)		—
Normalized FFO		57,366		56,586
Straight-line rent income, net		(4,220)		(7,134)
Amortization of lease incentives		147		50
Amortization of original issue discount		191		269
Amortization of debt issuance costs		698		655
Normalized AFFO		54,182		50,426
Non-cash share-based compensation		359		342
Normalized FAD	$	54,541	$	50,768
BASIC				
Weighted average common shares outstanding		42,351,443		41,532,130
FFO per common share	$	1.30	$	1.32
Normalized FFO per common share	$	1.35	$	1.36
Normalized AFFO per common share	$	1.28	$	1.21
DILUTED				
Weighted average common shares outstanding		42,568,720		41,803,615
FFO per common share	$	1.30	$	1.31
Normalized FFO per common share	$	1.35	$	1.35
Normalized AFFO per common share	$	1.27	$	1.21
PAYOUT RATIOS				
Regular dividends per common share	$	1.00	$	.95
Normalized FFO payout ratio per diluted common share		74.1%		70.4%
Normalized AFFO payout ratio per diluted common share		78.7%		78.5%

Certain balances were reclassified to conform the presentation of prior periods to the current period.

PORTFOLIO SUMMARY
($ in thousands)

	Properties	Units/ Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact[1]	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	93	4,618	$ 78,628	$ 7,346	$ 71,282	$ (188)	$ 71,094
Senior Living Campus	10	1,323	16,372	1,452	14,920	(397)	14,523
Total Senior Housing - Need Driven	103	5,941	95,000	8,798	86,202	(585)	85,617
Senior Housing - Discretionary							
Independent Living	30	3,412	48,683	6,239	42,444	200	42,644
Entrance-Fee Communities	10	2,363	50,869	6,273	44,596	172	44,768
Total Senior Housing - Discretionary	40	5,775	99,552	12,512	87,040	372	87,412
Total Senior Housing	143	11,716	194,552	21,310	173,242	(213)	173,029
Medical Facilities							
Skilled Nursing	72	9,342	77,603	1,494	76,109	1,115	77,224
Hospitals	3	181	7,991	28	7,963	70	8,033
Medical Office Buildings	2	88,517*	667	(45)	712	(64)	648
Total Medical Facilities	77		86,261	1,477	84,784	1,121	85,905
Total Lease Revenue	220		280,813	22,787	258,026	908	258,934
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	6	376	3,845		3,845	576	4,421
Senior Housing - Discretionary	2	967	4,592		4,592	1,759	6,351
Medical Facilities	4	270	689		689	(10)	679
Other Notes Receivable	—	—	4,094		4,094	34	4,128
Total Continuing Mortgage and Other notes	12	1,613	13,220		13,220	2,359	15,579
Current Year Disposals			—		—	—	—
Total Mortgage and Other Notes			13,220		13,220	2,359	15,579
Investment and Other Income			579		579	(579)	—
Total Revenue			$ 294,612	$ 22,787	$ 271,825	$ 2,688	$ 274,513

[1] Full year adjustment is based on Q4 revenue which includes non-compliant lease portfolios discussed in the 10-K filed on February 19, 2019.

PORTFOLIO INFORMATION

Tenant Purchase Options ($ in thousands)

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2025	Open	300	0.1%
SHO	4	September 2027	Open	1,560	0.6%
SHO	8	December 2024	2020	4,310	1.6%
HOSP	1	March 2025	2020	1,900	0.7%
HOSP	1	September 2027	2020	2,673	1.0%
SHO	2	May 2031	2021	4,892	1.8%
HOSP	1	June 2022	2022	3,460	1.3%
Various	8	—	Thereafter	4,012	1.5%
					8.6%

[1]*Based on annualized cash revenue of $274,513,000 for contracts in place at December 31, 2018*

Lease Maturities [2] (annualized cash rent; $ in thousands)

	# of Properties	SHO	SNF	Other	Total
2019	—	—	—	—	—
2020	6	2,734	—	348	3,082
2021	2	800	1,244	—	2,044
2022	4	789	—	3,460	4,249
2023	15	11,298	2,841	—	14,139
2024	10	7,232	—	—	7,232
2025	6	4,507	—	2,200	6,707
2026	32	—	32,714	—	32,714
2027	10	5,594	—	2,673	8,267
2028	12	3,603	4,013	—	7,616
Thereafter	113	127,185	36,413	—	163,598

[2]*Excludes leases that auto renew*

RECONCILIATIONS
($ in thousands)

		THREE MONTHS ENDED		
Adjusted EBITDA Reconciliation		**December 31, 2018**		**December 31, 2017**
Net Income	$	37,083	$	37,798
Interest expense		12,847		11,185
Franchise, excise, and other taxes		309		157
Depreciation		18,068		17,167
Loss on convertible note retirement		—		1,624
Non-cash write-off of straight-line rent receivable		2,265		—
Note receivable impairment		(50)		—
Adjusted EBITDA	$	70,522	$	67,931
Interest expense at contractual rates	$	12,211	$	9,815
Principal Payments		286		201
Fixed Charges	$	12,497	$	10,016
Fixed Charge Coverage	$	5.6x		6.8x
Net Debt to Adjusted EBITDA				
Consolidated Total Debt	$	1,281,675		
Less cash and cash equivalents		(4,659)		
Consolidated Net Debt	$	1,277,016		
Adjusted EBITDA	$	70,522		
Annualizing Adjustment		211,566		
	$	282,088		
Consolidated Net Debt to Adjusted EBITDA		4.5x		

Certain balances were reclassified to conform the presentation of prior periods to the current period.

DEFINITIONS

ANNUALIZED REVENUES
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

ADJUSTED EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

NORMALIZED FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

FACILITY TYPES

SHO - Senior housing	**HOSP -** Hospital
EFC - Entrance Fee Community	**MOB -** Medical office building
SNF - Skilled nursing facility	

FIXED CHARGES
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.	LTC Properties, Inc.	Sabra Health Care REIT, Inc.
HCP, Inc.	Welltower, Inc.	

STABILIZED LEASE
A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

TOTAL RETURN
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.

